UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240. 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240. 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

BM Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05591L107

(CUSIP Number)

Marc Schechter

Aaron Hodari

Schechter Private Capital, LLC

251 Pierce Street

Birmingham, MI 48009

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05591L107	13D	Page 2

1	NAME OF REPORTING PERSON Schechter Private Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,224,100[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,224,100
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,224,100[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.9%[3]
14	TYPE OF REPORTING PERSON IA

1 Schechter Private Capital, LLC exercises control over all investment decisions with respect to the shares of Common Stock held directly by Schechter Private Capital Fund I, LLC – Series Q and Schechter Private Capital Fund I, LLC – Series Q2.

2 Consists of (i) 1,912,599 shares of Common Stock, and (ii) 1,311,501 warrants to purchase Common Stock.

3 Based on (i) 12,200,302 shares outstanding as of January 4, 2021, plus (ii) 1,311,501 shares that would be outstanding upon exercise of the exercisable warrants reflected in rows 7-11.

CUSIP NO. 05591L107	13D	Page 3

1	NAME OF REPORTING PERSON Schechter Private Capital Fund I, LLC – Series Q4
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,558,315
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,558,315
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,558,315[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.1%[6]
14	TYPE OF REPORTING PERSON OO

4 A series of a series based limited liability company, Schechter Private Capital Fund I, LLC, managed by Schechter Private Capital, LLC.

5 Consists of (i) 924,423 shares of Common Stock, and (ii) 633,892 warrants to purchase Common Stock.

6 Based on (i) 12,200,302 shares outstanding as of January 4, 2021, plus (ii) 633,892 shares that would be outstanding upon exercise of the exercisable warrants reflected in rows 7-11.

CUSIP NO. 05591L107	13D	Page 4

1	NAME OF REPORTING PERSON Schechter Private Capital Fund I, LLC – Series Q2[7]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,665,785
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,665,785
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,665,785[8]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.9%[9]
14	TYPE OF REPORTING PERSON OO

7 A series of a series based limited liability company, Schechter Private Capital Fund I, LLC, managed by Schechter Private Capital, LLC.

8 Consists of (i) 988,176 shares of Common Stock, and (ii) 677,609 warrants to purchase Common Stock.

9 Based on (i) 12,200,302 shares outstanding as of January 4, 2021, plus (ii) 677,609 shares that would be outstanding upon exercise of the exercisable warrants reflected in rows 7-11.

CUSIP NO. 05591L107	13D	Page 5

1	NAME OF REPORTING PERSON Marc Schechter[10]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,224,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,224,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[11]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%[12]
14	TYPE OF REPORTING PERSON IN

10 Marc Schechter is a manager and president of Schechter Private Capital, LLC, which exercises control over all investment decisions with respect to the shares of Common Stock held directly by Schechter Private Capital Fund I, LLC – Series Q and Schechter Private Capital Fund I, LLC – Series Q2. Marc Schechter and Aaron Hodari exercise joint control over the investment decisions of Schechter Private Capital, LLC.

11 Pursuant to Rule 13d-4, Marc Schechter disclaims beneficial ownership of the securities covered by this Schedule 13D.

12 Based on 12,200,302 shares outstanding as of January 4, 2021.

CUSIP NO. 05591L107	13D	Page 6

1	NAME OF REPORTING PERSON Aaron Hodari[13]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,224,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,224,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[14]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%[15]
14	TYPE OF REPORTING PERSON IN

13 Aaron Hodari is a manager and vice president of Schechter Private Capital, LLC, which exercises control over all investment decisions with respect to the shares of Common Stock held directly by Schechter Private Capital Fund I, LLC – Series Q and Schechter Private Capital Fund I, LLC – Series Q2. Aaron Hodari and Marc Schechter exercise joint control over the investment decisions of Schechter Private Capital, LLC. Aaron is also a director of the Company.

14 Pursuant to Rule 13d-4, Aaron Hodari disclaims beneficial ownership of the securities covered by this Schedule 13D.

15 Based on 12,200,302 shares outstanding as of January 4, 2021.

ITEM 1.

This Statement relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of BM Technologies, Inc., a Delaware corporation (the “Company”) (f/k/a Megalith Financial Acquisition Corp.). The Company’s principal executive offices are located at 201 King of Prussia Road, Suite 350, Wayne, PA 19087.

ITEM 2.

(a)	Name of Reporting Persons:

Schechter Private Capital, LLC
Schechter Private Capital Fund I, LLC – Series Q
Schechter Private Capital Fund I, LLC – Series Q2
Marc Schechter
Aaron Hodari

(b)	Address of Principal Business Office or, if none, Residence:

Schechter Private Capital, LLC: 251 Pierce Street, Birmingham, MI 48009
Schechter Private Capital Fund I, LLC – Series Q: 251 Pierce Street,
Birmingham, MI 48009
Schechter Private Capital Fund I, LLC – Series Q2: 251 Pierce Street,
Birmingham, MI 48009
Marc Schechter: 251 Pierce Street, Birmingham, MI 48009
Aaron Hodari: 251 Pierce Street, Birmingham, MI 48009

(c)	Schechter Private Capital, LLC (“SPC”), is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940. Current information concerning the identity and background of each of SPC’s managers and executive officers is set forth in Annex A, which is incorporated herein by reference in response to this Item.

Schechter Private Capital Fund I, LLC – Series Q (“SPC-Q”), is a series of a series based limited liability company, Schechter Private Capital Fund I, LLC, managed by SPC, and a series private equity vehicle. Current information concerning the identity and background of each of SPC-Q’s members and managers is set forth in Annex A, which is incorporated herein by reference in response to this Item.

Schechter Private Capital Fund I, LLC – Series Q2 (“SPC-Q2”), is a series of a series based limited liability company, Schechter Private Capital Fund I, LLC, managed by SPC, and a series private equity vehicle. Current information concerning the identity and background of each of SPC-Q2’s members and managers is set forth in Annex A, which is incorporated herein by reference in response to this Item.

Marc Schechter is a manager and president of SPC. He conducts his employment at the address above.

Aaron Hodari's principal occupation is as a manager and vice president of SPC. He conducts his employment at the address above. Aaron Hodari also serves as a director of the Company and a member of the audit committee of the board. He was appointed to that seat by SPC pursuant to SPC's rights under the Sponsor Transfer Agreement (see Item 4).

(d)	During the last five years, none of the Reporting Persons, nor any of their respective directors, managers or officers, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons, nor any of their respective directors, managers or officers, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)	Marc Schechter and Aaron Hodari are citizens of the United States of America, and reference is made to Annex A with respect to SPC, SPC-Q and SPC-Q2.

ITEM 3.	Source and Amount of Funds or Other Consideration.

SPC-Q and SPC-Q2 are series private equity vehicles, which make use of exemptions afforded by Section 3(c)(1) and 3(c)(7), respectively, of the Investment Company Act of 1940, as amended. Utilizing the foregoing exemptions, various investors (“Fund Investors”) invested in SPC-Q and SPC-Q2, each of which was formed to invest in a private investment in public equity or similar transaction. The total amount invested in SPC-Q was $8,783,000, and the total amount invested in SPC-Q2 was $9,370,000.

ITEM 4.	Purpose of Transaction

In connection with a proposed business combination (the “Transaction”) between MFAC Merger Sub Inc., a Pennsylvania corporation and an indirect wholly-owned subsidiary of Megalith Financial Acquisition Corp., a Delaware corporation, (n/k/a BM Technologies, Inc.), and BankMobile Technologies, Inc., a Pennsylvania corporation (“BankMobile”), pursuant to that certain Agreement and Plan of Merger, dated August 6, 2020 (and amended on November 2, 2020 and December 8, 2020), among the Company, BankMobile and the other parties thereto, the Company sought commitments to purchase shares (“Class A Shares”) in a private placement of the Company’s Class A Common Stock, par value $0.0001 per share, for a purchase price of $10.38 per share (the “PIPE”). On August 5, 2020, each of SPC-Q and SPC-Q2 entered into subscription agreements with the Company to purchase Class A Shares, with the closing of the sale of the Class A Shares contemplated thereby (the “Closing”) contingent upon the consummation of the Transaction.

The Transaction was consummated on January 4, 2021, and the Closing occurred immediately prior to the consummation of the Transaction.

In addition to the Class A Shares received directly from the Company through the PIPE, SPC-Q and SPC-Q2 also received from MFA Investor Holdings, LLC, the sponsor of the Company, an aggregate of 178,495 Class A Shares and 1,311,501 warrants to purchase Class A Shares by direct transfer from MFA Investor Holdings, LLC pursuant to an Agreement to Transfer Sponsor Securities, dated August 5, 2020, among the Company, MFA Investor Holdings, LLC, SPC and Continental Stock Transfer and Trust Company (the “Sponsor Transfer Agreement”). The Sponsor Transfer Agreement also provides that, for the period commencing on the Closing and terminating on the date on which the Reporting Persons collectively hold less than 15% of the issued and outstanding shares of Common Stock, SPC will have the right to appoint one member to the board of directors of the Company. SPC appointed Aaron Hodari to this seat.

The Amended and Restated Certificate of Incorporation of the Company was amended to reclassify the Class A Shares as “common stock,” such that the Class A Shares acquired are now Common Stock of the Company.

Each of the Reporting Persons has purchased and holds the securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power.

The Reporting Persons are engaged in the business of securities analysis and investment. The Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). As a result of these analytical activities one or more of the Reporting Persons may issue analysts reports, participate in interviews or hold discussions with third parties, with management or with directors in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values. In addition, Aaron Hodari, as a director of the Company, may also suggest or take a position with respect to potential changes in the operations, management or capital structure of the Company, or any other matter that comes before the board of directors of the Company. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company’s capitalization or dividend policy.

Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Company. However, none of the Reporting Persons intends to seek control of the Company or, apart from Aaron Hodari’s role as a director, participate in the management of the Company. In pursuing this investment philosophy, each Reporting Person will continuously assess the Company’s business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Company’s securities in particular, other developments and other investment opportunities. Depending on such assessments, one or more of the Reporting Persons may acquire additional securities or may determine to sell or otherwise dispose of all or some of its holdings of securities.

Other than as described above, none of the Reporting Persons, or to the knowledge of the Reporting Persons, any other person set forth in Annex A hereto, currently has any plan or proposal that relates to, or may result in, any of the matters listed in clauses (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

ITEM 5.	Interest in Securities of the Issuer.

(a)	Amount Beneficially Owned and Percent of Class

(i)	SPC is the beneficial owner of 3,224,100 shares of Common Stock, representing 23.9% of the total outstanding shares of Common Stock (based on (i) 12,200,302 shares outstanding as of January 4, 2021, plus (ii) 1,311,501 shares that would be outstanding upon exercise of the exercisable warrants reflected herein).
(ii)	SPC- Q is the beneficial owner of 1,558,315 shares of Common Stock, representing 12.1% of the total outstanding shares of Common Stock (based on (i) 12,200,302 shares outstanding as of January 4, 2021, plus (ii) 633,892 shares that would be outstanding upon exercise of the exercisable warrants reflected herein).
(iii)	SPC- Q2 is the beneficial owner of 1,665,785 shares of Common Stock, representing 12.9% of the total outstanding shares of Common Stock (based on (i) 12,200,302 shares outstanding as of January 4, 2021, plus (ii) 677,609 shares that would be outstanding upon exercise of the exercisable warrants reflected herein).
(iv)	Marc Schechter is the beneficial owner of 0 shares of Common Stock, representing 0% of the total outstanding shares of Common Stock (based on 12,200,302 shares outstanding as of January 4, 2021).
(v)	Aaron Hodari is the beneficial owner of 0 shares of Common Stock, representing 0% of the total outstanding shares of Common Stock (based on 12,200,302 shares outstanding as of January 4, 2021).

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

SPC: 3,224,100

SPC-Q: 1,558,315

SPC- Q2: 1,665,785

Marc Schechter: 0

Aaron Hodari: 0

(ii)	shared power to vote or to direct the vote:

SPC: 0

SPC-Q: 0

SPC- Q2: 0

Marc Schechter: 3,224,100

Aaron Hodari: 3,224,100

(iii)	sole power to dispose or to direct the disposition of:

SPC: 3,224,100

SPC- Q: 1,558,315

SPC- Q2: 1,665,785

Marc Schechter: 0

Aaron Hodari: 0

(iv)	shared power to dispose or to direct the disposition of:

SPC: 0

SPC- Q: 0

SPC- Q2: 0

Marc Schechter: 3,224,100

Aaron Hodari: 3,224,100

Marc Schechter and Aaron Hodari do not have the ability to individually exercise the power to vote or to dispose or to direct the disposition of the securities reported above, however, Marc Schechter and Aaron Hodari exercise joint control over the investment decisions of SPC, and so may be deemed to share the power to vote or to direct the vote or to dispose or to direct the disposition of the securities reported above in light of such joint decision-making and their roles as managers and officers of SPC. Both Marc Schechter and Aaron Hodari also have indirect pecuniary interests in the securities covered by this filing through their membership interests in SPC, which is entitled to receive certain distributions with respect to the securities covered by this filing as further discussed in Item 6.

(c)	Other than as set forth in response to Item 3 above, which is incorporated herein by reference, no other transactions in the Company’s Common Stock by the Reporting Persons were effected in the past sixty (60) days.

(d)	No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities covered by this filing.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

SPC is entitled to receive certain distributions with respect to the securities held by SPC-Q and SPC-Q2. Pursuant to the terms and conditions applicable to SPC-Q interests and SPC-Q2 interests, SPC is required to make distributions first to the Fund Investors in proportion to their respective pro rata investment until the Fund Investors have received aggregate distributions such that their respective internal rate of return is equal to 15%, at which point SPC becomes entitled to 20% of all distributions, with the remaining 80% distributable to the Fund Investors in proportion to their respective investments.

SPC exercises the powers of disposition and voting with respect to securities owned by SPC-Q and SPC-Q2. SPC may resign as manager of SPC-Q and/or SPC-Q2, but may not be removed as manager of SPC-Q or SPC-Q2 by the respective Fund Investors or otherwise without the prior written consent of SPC, which may be withheld in its sole discretion; provided, however, that Fund Investors holding a majority of the units of either fund shall have the right to remove SPC and appoint a replacement manager for such fund designated by such Fund Investors in the event that SPC or any of its affiliates (i) is convicted of any felony, (ii) commits an act or omission that constitutes fraud, bad faith, intentional misconduct, gross negligence, or reckless disregard or (iii) materially breaches any of its obligations to the investors under the limited liability agreement of Schechter Private Capital Fund I, LLC, unless such breach is cured within thirty (30) business days after written notice of such breach is delivered to SPC.

In light of Marc Schechter and Aaron Hodari’s roles as managers and officers of SPC, each may be deemed to share the power to vote or to direct the vote of the shares held by SPC-Q and SPC-Q2. Both Marc Schechter and Aaron Hodari also have indirect pecuniary interests in the securities covered by this filing through their membership interests in SPC.

The Sponsor Transfer Agreement provides that, for the period commencing on the Closing and terminating on the date on which the Reporting Persons collectively hold less than 15% of the issued and outstanding shares of Common Stock, SPC will have the right to appoint one member to the board of directors of the Company. SPC appointed Aaron Hodari to this seat.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.

ITEM 7.	Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement, dated January 14, 2021, by and among the Reporting Persons.
99.2	Agreement to Transfer Sponsor Securities, dated August 5, 2020, by and among MFA Investor Holdings, LLC, Megalith Financial Acquisition Corp., Schechter Private Capital, LLC, and Continental Stock Transfer and Trust Company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 14, 2021	/s/ Marc Schechter
Marc Schechter

January 14, 2021	/s/ Aaron Hodari
Aaron Hodari

SCHECHTER PRIVATE CAPITAL, LLC

January 14, 2021	By:	/s/ Marc Schechter
	Name:	Marc Schechter
	Title:	President

SCHECHTER PRIVATE CAPITAL FUND
I, LLC – SERIES Q
By: Schechter Private Capital, LLC,
manager of the fund

January 14, 2021	By:	/s/ Marc Schechter
	Name:	Marc Schechter
	Title:	President

SCHECHTER PRIVATE CAPITAL FUND
I, LLC – SERIES Q2
By: Schechter Private Capital, LLC,
manager of the fund

January 14, 2021	By:	/s/ Marc Schechter
	Name:	Marc Schechter
	Title:	President

Annex A

Information with Respect to Executive Officers and Directors of the Reporting Parties

The name and principal occupation of each of the directors or managers and executive officers of Schechter Private Capital, LLC, are listed below. The business address of each person listed below is 251 Pierce Street, Birmingham, MI 48009. Each individual identified below is a citizen of the United States.

Executive Officers:

Name	Principal Occupation
Marc Schechter	President
Aaron Hodari	Vice President

Managers:

Name	Principal Occupation
Marc Schechter	President, Schechter Private Capital, LLC
Aaron Hodari	Vice President, Schechter Private Capital, LLC

The name and principal occupation of each of the directors or managers and executive officers of Schechter Private Capital Fund I, LLC – Series Q, are listed below. The business address of each person listed below is 251 Pierce Street, Birmingham, MI 48009. Each individual identified below is a citizen of the United States.

Managers/Members:

Name	Principal Occupation
Schechter Private Capital, LLC	Managing Member, Schechter Private Capital Fund I, LLC
Jason Zimmerman	Special Member, Schechter Private Capital Fund I, LLC, and Vice President of Schechter Private Capital, LLC.

The name and principal occupation of each of the directors or managers and executive officers of Schechter Private Capital Fund I, LLC – Series Q2, are listed below. The business address of each person listed below is 251 Pierce Street, Birmingham, MI 48009. Each individual identified below is a citizen of the United States.

Managers/Members:

Name	Principal Occupation
Schechter Private Capital, LLC	Managing Member, Schechter Private Capital Fund I, LLC
Jason Zimmerman	Special Member, Schechter Private Capital Fund I, LLC, and Vice President of Schechter Private Capital, LLC.